Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations
Chris Burns Ph: 800-252-3526 David Marshall Ph:+ 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt/FTI Consulting Ph: +44-751-559-7858 Jamie Tully/Sard Verbinnen & Co Ph: +1-212-687-8080

Elan Discloses Filing of Share Repurchase Tender Offer Documentation

Dublin, Ireland – March 12, 2013 - Elan Corporation, plc (NYSE:ELN) (the Company) today disclosed the Tender Offer documentation for the Share Repurchase has been filed and is available on the Company’s website at www.elan.com.

Consequent on the closing of the previously-announced Tysabri Transaction, Elan will issue an irrevocable Notice of Redemption to redeem all of the outstanding 6.25% Notes due 2019 at a redemption price equal to 100% of the principal amount of the Notes plus the “Applicable Premium” (as defined in the Indenture governing the Notes).  Prior to the completion of the Share Repurchase, Elan will satisfy and discharge the Indenture by irrevocably depositing with the Trustee funds in trust sufficient to pay and discharge all outstanding Notes on the redemption date.

On or about March 18, 2013, Shareholders will be mailed a notice of the shareholder meeting to be held on April 12, 2013 to consider the resolution required to implement the Tender Offer.

The Tender Offer document has also been filed with the Irish Stock Exchange and will shortly be available for inspection at:

Company Announcements Office,
Irish Stock Exchange,
28 Anglesea Street,
Dublin 2,
Ireland.

About Elan

Elan is a biotechnology company, headquartered in Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

The Directors of Elan accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure such is the case); the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any holder of 1% or more of any class of relevant securities of Elan or of Royalty Pharma may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

Additional Information

This announcement is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any ordinary shares of Elan Corporation, plc (the “Company”), including ordinary shares represented by American Depositary Shares (“ADSs”), or any other securities.  The solicitation and offer to buy the Company’s ordinary shares will only be made pursuant to the Circular to Ordinary Shareholders and ADS Holders and the related materials. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE CIRCULAR TO ORDINARY SHAREHOLDERS AND ADS HOLDERS AND ANY RELATED DOCUMENT FILED WITH THE SEC, AS THEY MAY BE AMENDED FROM TIME TO TIME, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Holders of ordinary shares and ADSs may obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov, at the Company’s  website www.elan.com or by directing such requests to the Shareholder Helpline, at (01) 447 5107 (from inside Ireland) or +353 1 447 5107 (from outside Ireland), in the case of holders of ordinary shares outside of the United States, or Georgeson Inc., the Information Agent, at (866) 216 0462 or Citigroup Global Markets Inc., the Dealer Manager, at (877) 531 8365, in the case of holders of ADSs and Ordinary Shares in the United States.

Forward Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and Tysabri that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the risk that the Tysabri transaction does not complete, the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful development and commercialization of additional products, whether internally or by acquisition, especially given the separation of the Prothena business which left us with no material pre-clinical research programs or capabilities; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our development activities, and research and development activities in which we retain an interest, including, in particular, the impact of the announced discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere;difficulties or delays in manufacturing and supply of Tysabri; trade buying patterns; the impact of potential biosimilar competition, whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement (including, in particular, the dispute in Italy with respect to Tysabri sales), both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri) and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; if the Tysabri transaction completes, whether we are deemed to be an Investment Company or a Passive Foreign Investment Company; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; the failure to consummate the share repurchase; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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